UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2008, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 25th day of June 2009, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT
COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ Stephen L. Spector, Trustee
Stephen L. Spector, Trustee

By:	/s/ Scott W. Kingsmore, Trustee
Scott W. Kingsmore, Trustee

By:	/s/ Stephanie Corcoran, Trustee
Stephanie Corcoran, Trustee

EXHIBIT INDEX

(a)            Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry, Accountancy Corporation

32	Section 906 Certification of Scott W. Kingsmore, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH

PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2008

WITH

INDEPENDENT AUDITORS’ REPORT

AND SUPPLEMENTARY INFORMATION

Report of Independent Registered

Public Accounting Firm

To the Administrative Committee of

The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan as of December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California

June 24, 2009

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2008 AND 2007

ASSETS

	December 31,
	2008	2007
INVESTMENTS, at fair value
Registered Investment Companies	$39,993,379	$52,772,868
Common/Collective Trust	4,730,742	5,324,762
Macerich Company Common Stock Fund	1,387,746	2,060,154
Participant Loans	9,986	25,164
	46,121,853	60,182,948

RECEIVABLES
Employer Contribution	195,776	—

Total Assets	$46,317,629	$60,182,948

NET ASSETS REFLECTING INVESTMENTS, at fair value	$46,317,629	$60,182,948

Adjustment from fair value to contract value for fully benefit-responsive investment contract	389,808	52,488

NET ASSETS AVAILABLE FOR BENEFITS	$46,707,437	$60,235,436

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$3,038,673
Contributions:
Participants	5,632,146
Rollover	470,458
Investment income:
Dividend and interest income	2,069,017
Total Additions	11,210,294

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	4,325,163
Net depreciation in fair value of investments	20,413,130
Total Deductions	24,738,293

NET DECREASE IN PLAN NET ASSETS	(13,527,999)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	60,235,436

END OF YEAR	$46,707,437

The accompanying notes are an integral part of these financial statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

On or about July 26, 2002, Westcor Partners, LLC and Westcor Realty Limited Partnership (collectively, “Westcor”) became part of the controlled group of the Company.  Westcor maintained the Westcor 401(k) Plan. The Westcor 401(k) Plan was merged into the Plan. Effective as of March 28, 2005, employees who were previously participants in Wilmorite Management Group, LLC 401(k) Plan were granted eligibility into the Plan.  Participant balances totaling $2,787,646, were transferred into the Plan.  At that time, the Plan did not allow for participant loans, but was amended to allow these loans to be assumed by the Plan and paid off on their original terms for the Wilmorite Management Group, LLC 401(k) and the Westcor Partners 401(k) Plan.  The Plan has loans outstanding of $9,986 at December 31, 2008.

Effective as of January 1, 2008, the Plan was amended to: (i) permit non-spouse beneficiaries to rollover their portion of a death benefit to which they are entitled to an individual retirement account described in Section 408(a) or (b) of the Code; (ii) to eliminate installment payments as an option for the distribution of benefits; (iii) to perform annual true-up calculations on the Safe Harbor Match Contributions; and (iv) to provide that distributions made upon the attainment of age 59 ½ may be made from the Participant’s Compensation Deferral Accounts, Employer Profit Sharing Contributions Accounts, Safe Harbor Matching Accounts, and Rollover Accounts.

On December 30, 2008, the Plan was amended to allow for participant loans.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Stephen L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, and Stephanie Corcoran, VP Group Controller.  Among other duties, it is the responsibility of the Committee to select and monitor the performance of investments, the Plan custodian, and to maintain certain administrative records.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were the subject of good faith bargaining.  An eligible employee may enter the Plan on the January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 50% of their compensation, as defined in the Plan.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may roll over amounts representing distributions from other qualified defined benefit or defined contributions plans.  Participants direct the investment of their contributions into various investment options offered by the Plan, as further discussed in Note 3.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of a) the Company’s Safe Harbor matching contribution, and b) Plan earnings, and charged with any withdrawals or distributions requested by the participant, investment losses, and an allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting Provisions

Participant accounts, including salary deferrals and Safe Harbor matching contributions, are 100 percent vested at all times.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 1:  DESCRIPTION OF PLAN (CONTINUED)

Benefit Payments

Effective as of January 1, 2008, on termination of service due to death, disability, retirement, or other reasons a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan document.

Forfeitures

As of January 1, 2004, the Plan was amended to eliminate employer profit sharing contributions.  Prior to January 2004, the Company made discretionary profit sharing contributions from the net profits of the current year.  Profit sharing contributions were subject to a vesting schedule.  Any participant who terminates employment with the Company will forfeit the non-vested portion of his/her profit sharing account.

At December 31, 2008 and 2007, forfeited non-vested accounts totaled approximately $1,000 and $80,000, respectively. Effective as of January 1, 2007, the Plan was amended to provide that forfeitures in the Plan shall be used to reduce the Company’s Safe Harbor Matching Contributions for the Plan Year following the Plan Year in which the forfeiture occurs. In 2008, the Company’s Safe Harbor Matching Contributions were reduced by approximately $80,000 from forfeited non-vested accounts.

Related-Party Transactions

The Plan offers common stock in the Company, through the Macerich Company Common Stock Fund; therefore, the Company qualifies as a party-in-interest.

Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code.  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

Plan Expenses

All administrative expenses of the Plan are paid by the Company or, at the election of the Company, from the Plan trust fund.  For the year ended December 31, 2008, there were no administrative expenses paid from the Plan trust fund.  All expenses of maintaining the Plan are paid by the Company.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure and changes therein of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated.  Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2008, are amounts which may become payable to participants who are not active participants of the Plan.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Accounting Pronouncements

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, “Disclosure about Derivative Instruments and Hedging Activities,” which amends the disclosure requirements of SFAS No. 133.  SFAS No. 161 requires increased disclosures about derivative instruments and hedging activities and their effects on an entity’s financial position, financial performance, and cash flows.  SFAS No. 161 is effective for fiscal years beginning after November 15, 2008, with early adoption permitted.  SFAS No. 161 is not expected to have a material impact on the Plan’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which is intended to improve financial reporting by identifying the sources of accounting principles and a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities.  SFAS No. 162 will be effective 60 days after U.S. Securities and Exchange Commission approves the Public Company Accounting Oversight Board’s amendments to AU section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”  SFAS No. 162 is not expected to have a material impact on the Plan’s financial statements.

NOTE 3:  INVESTMENTS

At December 31, 2008, the Plan allowed participants to allocate their accounts among several investment options.  These options include numerous registered investment companies, a common/collective trust and the Macerich Company Common Stock Fund.  Participants may change their investment elections daily for both existing account balances and future contributions.

The Macerich Company Common Stock Fund allows participants the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of a participant’s account balance and/or deferrals to this investment.  For liquidity purposes, a portion of this fund is invested in a money market account classified as a registered investment company. Total funds invested in the common stock and money market account is $1,313,604 and $74,142, respectively, at December 31, 2008.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 3:  INVESTMENTS (CONTINUED)

The following presents investments that represent 5 percent or more of the Plan’s net assets at fair value as of December 31, 2008 and 2007:

	December 31,
	2008	2007

Alliance Bernstein International Growth Fund-A	$2,981,597	$4,675,924
American EuroPacific Growth Fund-A	4,772,322	8,026,501
Columbia Acorn Fund-A	2,895,173	3,564,480
Dreyfus Basic S&P 500 Index Fund-A	3,727,576	4,810,745
Eaton Vance Large Cap Value-A	4,551,179	6,663,201
Franklin Mutual Qualified Fund-A	3,794,923	4,371,977
MFS Fixed Fund — Institutional-A	4,730,742	5,324,762
MFS Government Securities Fund-A	5,083,002	3,983,508
MFS Investors Growth Stock Fund-A	3,727,905	5,583,395
MFS Research Bond Fund-A	3,367,322
MFS Total Return Fund-A		3,969,401
UBS US Allocation Fund-A		4,085,821

For the year ended December 31, 2008, net depreciation (including gains and losses on investments bought, sold, and held during the year) on registered investment companies was $19,057,300 and on the Macerich Company Common Stock Fund was $1,355,830.

NOTE 4:  FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted SFAS No. 157, “Fair Value Measurements”.  SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements.  SFAS No. 157 has been applied prospectively as of the beginning of the period.

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities.

Level 2

Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in active markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The registered investment companies are valued at the net asset value (“NAV”) of shares held by the Plan at year end, based upon quoted market prices.  The common/collective trust is valued at the net unit value (“NUV”) of units held by the Plan at year end.  The NUV is determined by the total value of fund assets divided by the total number of units of the fund owned.  The Macerich Company Common Stock Fund is valued at the NAV at year end, based upon (1) the quoted market price of the Company common stock shares held at year end, and, (2) the NAV of the quoted market price of the money market fund shares held at year end, which together comprise the Macerich Company Common Stock Fund.  The participant loans are valued at amortized cost, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis, as of December 31, 2008.  As required by SFAS No. 157, an investment’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

	Quoted Prices in
	Active Markets	Significant	Significant
	for Identical	Observable	Unobservable	Total
	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Fair Value

Assets:
Registered Investment Companies	$39,993,379	$—	$—	$39,993,379
Common/Collective Trust	—	—	4,730,742	4,730,742
Macerich Company Common
Stock Fund	1,387,746	—	—	1,387,746
Participant Loans	—	—	9,986	9,986

Total Assets	$41,381,125	$—	$4,740,728	$46,121,853

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 4:  FAIR VALUE MEASUREMENTS (CONTINUED)

Level 3 Gains and Losses

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008.

				Sales,
				Issuances,
		Appreciation		Maturities,	Transfers In
	Beginning	(Depreciation)	Interest and	Settlements,	Or Out of	Ending Fair
	Fair Value	of Investments	Dividends	Net	Level 3, Net	Value

Common/Collective Trust	$5,324,762	$(337,321)	$204,766	$(461,465)	$—	$4,730,742
Participant Loans	25,164	—	—	(15,178)	—	9,986

Total	$5,349,926	$(337,321)	$204,766	$(476,643)	$—	$4,740,728

NOTE 5:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6:  CONCENTRATION OF RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 7:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2008	2007
Net assets available for benefits per the financial statements	$46,707,437	$60,235,436
Less employer contribution receivable	(195,776)	—

Net assets available for benefits per Form 5500	$46,511,661	$60,235,436

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

(CONTINUED)

NOTE 7:  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

The following is a reconciliation of contributions per the financial statements for the year ended December 31, 2008 to Form 5500:

Employer contributions per the financial statement	$3,038,673
Less current-year employer contribution receivable	(195,776)

Employer contribution per Form 5500	$2,842,897

NOTE 8:  SUBSEQUENT EVENTS

Market volatility of investments may substantially impact the value of such investments at any given time.  The value of the Plan’s investments may have changed significantly since December 31, 2008, consistent with the significant fluctuations in market value of securities in the overall financial market.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULE PROVIDED PURSUANT TO

THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:	Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY

401(k) PROFIT SHARING PLAN

EIN 95-4853294 PLAN NO. 001

SCHEDULE OF ASSETS (HELD AT YEAR-END)

DECEMBER 31, 2008

		Types of	Current
Identity of Issuer	Description of Investment	Investment	Value

Invesco	AIM Real Estate Fund — A	RIC	$1,225,215
Alliance Bernstein Investments	Alliance Bernstein International Growth Fund — A	RIC	2,981,597
Capital	American EuroPacific Growth Fund — A	RIC	4,772,322
Cohen & Steers	Cohen & Steers Realty Income Fund — A	RIC	245,158
Columbia	Columbia Acorn Fund — A	RIC	2,895,173
Dreyfus Corp	Dreyfus Basic S&P 500 Index Fund — A	RIC	3,727,576
Eaton Vance Corp.	Eaton Vance Large Cap Value — A	RIC	4,551,179
Franklin	Franklin Mutual Qualified Fund — A	RIC	3,794,923
Macerich*	Macerich Company Common Stock Fund	MCCSF	1,313,604
MFS	MFS Money Market Fund	RIC	74,142
MFS	MFS Fixed Fund — Institutional — A	CCT	5,120,550
MFS	MFS Government Securities Fund — A	RIC	5,083,002
MFS	MFS Investors Growth Stock Fund — A	RIC	3,727,905
MFS	MFS Research Bond Fund — A	RIC	3,367,322
MFS	MFS Total Return Fund — A	RIC	2,005,726
*	Participant Loans 5.01% to 5.52%	RIC	9,986
UBS	UBS US Allocation Fund — A	RIC	1,616,281

	Total		$46,511,661

*Indicates a party-in-interest

RIC — Registered Investment Companies

CCT — Common Collective Trust

MCCSF — Macerich Company Common Stock Fund